Exhibit 99.1

JD draft dated June 3, 2026

Nanobiotix
2026 Free Share Plan

Approved by the Executive Board on June 8, 2026

1.

Contents

1.	IMPLEMENTATION OF THE FREE SHARE PLAN	3

2.	DEFINITIONS	3

3.	OBJECT	5

4.	BENEFICIARIES	5

5.	SHARE ALLOCATION NOTICE	5

6.	ACQUISITION PERIOD	6

6.1.	PRINCIPLE	6

6.2.	INTERNAL MOBILITY	7

6.3.	DISABILITY	7

6.4.	DEATH	7

6.5.	RETIREMENT	7

6.6.	CHANGE OF CONTROL	8

7.	HOLDING PERIOD	9

7.1.	PRINCIPLE	9

7.2.	SPECIAL CASES	10

8.	CHARACTERISTICS AND ENTITLEMENT TO DIVIDENDS	10

9.	TERMS OF DELIVERY AND HOLDING OF SHARES	10

10.	INTERIM TRANSACTIONS	11

11.	ADJUSTMENT	11

12.	CHANGES TO THE 2026 FREE SHARE PLAN	12

12.1.	PRINCIPLE	12

12.2.	NOTIFICATION OF CHANGES	12

13.	TAX AND SOCIAL SECURITY	12

14.	MISCELLANEOUS PROVISIONS	12

14.1.	RIGHTS OF THE BENEFICIARY AS AN EMPLOYEE OR CORPORATE OFFICER	12

14.2.	APPLICABLE LAW – JURISDICTION	13

14.3.	DISPOSITIONS APPLICABLE TO A BENEFICIARY LOCATED OUTSIDE FRANCE	13

2.

1.	Implementation of the free share plan

Pursuant to decisions dated May 19, 2025, the combined shareholders’ meeting of Nanobiotix, a société anonyme with an executive board and a supervisory board, whose registered office is located at 60, rue de Wattignies, 75012 Paris, France and whose identification number is 447 521 600 R.C.S. Paris, (hereinafter referred to as the “Company”), authorized the executive board of the Company (hereinafter referred to as the “Executive Board”), with the prior approval of its supervisory board (hereinafter referred to as the “Supervisory Board”), to allocate free shares of the Company (hereinafter referred to as the “Free Shares”) to the benefit of employees of the Company or to certain categories of such employees, and/or to the benefit of its corporate officers who meet the conditions set forth by Article L. 225-197-1 II of the French commercial code, as well as to employees of companies or economic interest groups in which the Company holds, directly or indirectly, at least ten percent (10%) of the capital or voting rights at the date of allocation of said Free Shares.

In this context, the Executive Board held on June 8, 2026, acting upon the authorization granted by the above-mentioned combined shareholders’ meeting of the Company, and after consultation with the appointments and compensation committee and approval by the Supervisory Board, adopted this plan setting out the conditions and criteria for the allocation of Free Shares (hereinafter referred to as the “2026 Free Share Plan”).

2.	Definitions

For the purposes of this 2026 Free Share Plan, the following capitalized terms and expressions will be defined as follows:

"Acquisition Date"	means the date on which the Shares allocated free of charge to a Beneficiary under the 2026 Free Share Plan are definitively acquired by the latter, as set forth in his/her Allocation Notice.

"Acquisition Period"
means, in respect of any Free Share allocated to a Beneficiary under the 2026 Free Share Plan, the period set forth in the relevant Beneficiary's Allocation Notice starting on the Allocation Date and ending on the Acquisition Date.

"Allocation"
means the decision of the Executive Board, with the approval of the Supervisory Board, to allocate Shares free of charge to one or more Beneficiaries in accordance with the 2026 Free Share Plan; it being specified that this Allocation constitutes a right to receive Shares free of charge at the end of their Acquisition Period in accordance with the terms and conditions of the 2026 Free Share Plan and the Allocation Notice.

"Allocation Date"	means the date of the Executive Board’s decision to allocate free Shares to the concerned Beneficiary under the 2026 Free Share Plan.

"Allocation Notice"
means the letter informing a Beneficiary of the allocation of Free Shares decided by the Executive Board in his/her favor in accordance with the 2026 Free Share Plan, as such notification is referred to in Article 5 hereof (and its appendices where applicable), substantially in the form of the template attached as Exhibit 1 hereto.

3.

"Beneficiaries"	designates the person(s) to whom the Executive Board has decided to allocate Free Shares, and, where applicable, their heirs.

"Bylaws"	means the bylaws (statuts) of the Company in force on the relevant date.

"Change of Control"
means one of the following events: (i) the merger of the Company with another company, itself not controlled by the controlling shareholders of the Company immediately prior to the completion of the said merger, (ii) the crossing by any shareholder, or group of shareholders acting in concert, of the ownership or voting right threshold (currently 30%) triggering the obligation for such shareholder(s) under French law to file a mandatory tender offer for the Company’s shares, (iii) the designation of one or more Supervisory Board members (or members of the board of directors in case of change of the governance structure of the Company from a two-tier board to a one-tier board)  giving a shareholder and its affiliates a controlling influence on the majority of the Supervisory Board (or board of directors, as the case may be), or (iv) the sale of all or substantially all of the assets of the Company to a third party not controlled by the Company or its shareholders.

"Disability"
means (i) for French Beneficiaries, the disability of a Beneficiary corresponding to the second or third of the categories referred to in Article L. 341-4 of the French social security code[1], or (ii) for U.S. resident Beneficiaries, disability as defined under Section 409A(a)(2)(C)(i) of the U.S. Internal Revenue Code of 1986, as amended; it being specified that the Concerned Beneficiary must provide the Company with evidence of his or her Disability corresponding to one of the aforementioned classes. Such evidence will be assessed at the Company's discretion.

"Group"	means the Company and all companies and groups related to the Company within the meaning of Article L. 225-197-2 of the French commercial code.

"Holding Period"
means, in respect of any Free Share allocated to a Beneficiary under the 2026 Free Share Plan, the period specified, where applicable, in the relevant Beneficiary's Allocation Notice which commences on the Acquisition Date.

"Presence"	means that the Beneficiary is an employee and/or corporate officer of the Company or any of its Group companies.

"Shares"	means the ordinary shares issued or to be issued by the Company representing its share capital.

"Shareholder’s Authorization"
refers to the authorization granted to the Executive Board by the combined shareholders’ meeting of the Company held on May 19, 2025, under its forty-second resolution, to grant Free Shares with the approval of the Supervisory Board.

1Note: at the date of adoption of the 2026 Free Share Plan by the Executive Board, the second and third categories of disability referred to in Article L. 341-4 of the French social security code are: (i) invalids who are absolutely incapable of exercising any profession whatsoever, and (ii) invalids who, being absolutely incapable of exercising any profession whatsoever, are, in addition, obliged to have recourse to the assistance of a third party to carry out the ordinary acts of life.

4.

3.	Object

The purpose of this 2026 Free Share Plan is to set the terms and conditions of the allocation of the Free Shares in accordance with Articles L. 225-197-1 et seq. of the French commercial code and the Shareholders' Authorization.

4.	Beneficiaries

In accordance with the Shareholders’ Authorization, the Executive Board will (i) determine, in one or several occasions, a list of Beneficiaries from among the eligible corporate officers and employees of the Group and (ii) determine the number of Free Shares allocated to each of them.

5.	Share Allocation Notice

In the event of Allocation, an Allocation Notice substantially in the form of the template attached as Exhibit 1 hereto will be notified by the chairman of the Executive Board (or any person authorized by the chairman) to each of the concerned Beneficiaries, by registered letter with acknowledgement of receipt, by hand-delivery against receipt or by any electronic means (including without limitation via the platform of a third party service provider, as the case may be), together with a copy of this 2026 Free Share Plan, indicating, in particular, the number of Free Shares allocated to the relevant Beneficiary, their Acquisition Period and, where applicable, their Holding Period, as well as any specific provisions relating to the Allocation applicable in a foreign jurisdiction in accordance with Article 14.3 below.

Each Beneficiary shall acknowledge receipt of his or her Allocation Notice and the 2026 Free Share Plan by returning executed copies of these documents within a maximum of two (2) months of their receipt, in the absence of which the Allocation shall be null and void for this Beneficiary, said documents being deemed to have been received by the Beneficiary on the date of their first presentation.

The fact that a person may benefit from the 2026 Free Shares Plan does not imply that he or she shall benefit from any other plan that may be implemented thereafter.

5.

6.	Acquisition Period

6.1.	Principle

Unless otherwise decided by the Executive Board, with the prior approval of the Supervisory Board, for any one or more Beneficiaries (including, without limitation, any executive officers of the Group) and specified in their respective Allocation Notice, each Free Share allocated under the 2026 Free Share Plan will be definitively acquired by the concerned Beneficiary at the end of a two-year-period, subject to satisfaction of the following conditions:

-
Continued presence of the relevant Beneficiary in the Group until the end of the Acquisition Period (the "Continued Presence Condition"), it being specified that if the Continuous Presence Condition ceases to be satisfied during the Acquisition Period, unless otherwise decided by the Executive Board, the relevant Beneficiary will definitively and irrevocably lose, as from the date on which the said condition ceases to be satisfied, his/her right to acquire the relevant Shares; and

-
where applicable, the satisfaction of performance conditions (the "Performance Conditions") which will be determined by the Executive Board, at its sole discretion, and specified in the Allocation Notice of the concerned Beneficiary;

it being specified that the Executive Board may, at its sole discretion, at any time during the Acquisition Period, decide to waive for a concerned Beneficiary the Continuous Presence Condition and/or, as the case may be, all or part of the Performance Conditions applicable to him or her in respect of all or part of his or her Free Shares;

it being further specified that, in accordance with Article L. 225-197-1 of the French Commercial Code, for each Free Share allotted under the 2026 Free Share Plan: (a) its Acquisition Period must be at least equal to one year and (b) the total duration of its Acquisition Period and, where applicable, its Holding Period must be at least equal to two years from its Allocation Date (in the absence of a Holding Period, the Acquisition Period must be at least equal to two years from the Allocation Date).

For the purposes of determining the Continuous Presence Condition, in the event that a Beneficiary combines the functions of employee and corporate officer within the same company or within two separate Group companies, the loss of one of the two functions during the Acquisition Period will not entail the loss of the right to acquire, at the end of the Acquisition Period, the Free Shares allocated to him or her.

In accordance with Article L. 225-197-3 of the French commercial code, during the Acquisition Period, each Beneficiary holds a right to acquire the Free Shares allocated to him/her, this right being personal and non-transferable until the end of the Acquisition Period applicable to his/her Free Shares.

Before the end of the Acquisition Period of the Free Shares, the Beneficiaries do not own the Shares allocated to them free of charge and, consequently, are not shareholders of the Company in respect of these Shares, nor do they have any rights attached to the existing Shares issued by the Company.

6.

6.2.	Internal mobility

In the event of the Beneficiary's transfer, secondment or transfer within a Group company during an Acquisition Period, resulting in (i) the definitive termination of the initial employment contract or corporate office and the conclusion of a new employment contract or corporate office and/or (ii) the Beneficiary's resignation from his or her duties as a corporate officer and acceptance of a new corporate office or the conclusion of an employment contract in one of these companies, the continuous Presence of the relevant Beneficiary within the Group shall not be affected, so that the Beneficiary will retain his or her right to acquire his or her Free Shares at the end of their Acquisition Period, subject to meeting the required conditions as of such date.

6.3.	Disability

In the event of a Beneficiary's Disability occurring during an Acquisition Period, his or her Free Shares will be definitively acquired by the Beneficiary as from the effective date of his or her Disability.

For US tax resident Beneficiaries, the Free Shares shall be delivered to the Beneficiary on the 30th day following the date of Disability is incurred.

For avoidance of doubt, no Holding Period will apply to the Free Shares delivered under these provisions.

6.4.	Death

In the event of the death of a Beneficiary during an Acquisition Period, his or her Free Shares will be definitively acquired as from the date of the request for acquisition of said Shares made by his or her heirs; it being specified that this request must be notified within six (6) months of the date of death of the Concerned Beneficiary in accordance with article L. 225-197-3 of the French Commercial Code.

For U.S. tax resident Beneficiaries, the Free Shares shall be definitively acquired within thirty (30) days following the date of death.

For avoidance of doubt, no Holding Period will apply to the Free Shares delivered under these provisions.

6.5.	Retirement

In the event of a Beneficiary's retirement during an Acquisition Period, the Executive Board may decide that, as from the effective date of his or her departure, all or some of the conditions precedent provided for in Article 6.1 above applicable to the concerned Beneficiary in accordance with his or her Allocation Notice, will cease to apply or will be deemed to have been satisfied in respect of all or part of the Free Shares allotted to him or her; it being specified, however, that the Continuous Presence Condition of the Concerned Beneficiary must have been satisfied between the Allocation Date of the said Free Shares and the effective date of his or her retirement.

This provision shall not apply to US tax resident Beneficiaries.

7.

6.6.	Change of control

As an exception to the above, in case of a Change of Control, unless the Executive Board and Supervisory Board decide otherwise before the date of completion of such Change of Control, the Performance Conditions (if any) will no longer apply and all Free Shares not yet definitively acquired will be fully and definitively acquired under the following conditions:

a)	for Beneficiaries whose tax residence is in France :

-
if the Change of Control occurs before the first anniversary of the Allocation Date: on the first anniversary of the Allocation Date, it being specified that (i) the Continuous Presence Condition will be automatically waived on the date of the Change of Control and (ii) the Holding Period for the Free Shares thus acquired, which will start on the first anniversary of the Allocation Date, will be set at 1 year from that date, and

-
if the Change of Control occurs after the first anniversary of the Allocation Date: on the date of completion of the Change of Control (said date thus being the end of the Acquisition Period), extended, as the case may be, by a Holding Period running until the 2nd anniversary of the Allocation Date if the Change of Control is completed before said 2nd anniversary.

b)	for Beneficiaries whose tax residence is outside France :

-
If (i) the Acquisition Period as set forth in the Allocation Notice is one year and (ii) the completion of the Change of Control occurs before the second anniversary of the Allocation Date: at the end of the Acquisition Period, it being specified that the Holding Period will apply in all events until the 2nd anniversary of the Allocation Date;

-	In the event the Acquisition Period as set forth in the Allocation Notice is two years and a Holding Period may or may not apply:

o
if the completion of the Change of Control occurs before the second anniversary of the Allocation Date: at the end of the Acquisition Period, it being specified that (a) the Continuous Presence Condition will be automatically waived on the date of completion of the Change of Control and (b) no Holding Period (if any) shall apply to the Free Shares thus acquired,

o	if the completion of the Change of Control occurs on or after the second anniversary of the Allocation Date: no Holding Period (if any) shall apply to the acquired Free Shares;

-	In the event the Acquisition Period as set forth in the Allocation Notice is longer than two years and a Holding Period may or may not apply:

o
if the completion of the Change of Control occurs before the second anniversary of the Allocation Date: on the second anniversary of the Allocation Date, it being specified that (a) the Continuous Presence Condition will be automatically waived on the date of completion of the Change of Control and (b) no Holding Period (if any) shall apply to the Free Shares thus acquired, and:

8.

o
If the Change of Control occurs on or after the second anniversary of the Allocation Date: on the earlier of (a) the end of the Acquisition Period and (b) the date of completion of the Change of Control (said date thus being the end of the Acquisition Period), provided that any applicable Holding Period will be waived; and provided, however, that, in situation (b), if the Change of Control would not qualify as a permissible date of distribution under Section 409A(a)(2)(A) of the Code and the regulations thereunder, and where Section 409A of the Code applies to such distribution, the Beneficiary shall definitively acquire the Free Shares on the date that would have otherwise applied pursuant to Article 6.1 as set forth in his or her Allocation Notice;

7.	Holding period

7.1.	Principle

During the Holding Period applicable, as the case may be, to the Free Shares, the concerned Beneficiary will own the Free Shares allocated to him or her and will be a shareholder of the Company. He/she will therefore benefit from the same rights and obligations as any other shareholder of the Company holding Shares.

However, the Free Shares shall not be available during the Holding Period, and Beneficiaries will not be authorized to transfer or pledge them by any means whatsoever, or to convert them into bearer shares during this period.

At the end of the Holding Period, the Free Shares will become available and freely tradable, subject to the provisions of the following paragraph.

At the end of the Holding Period, for so long as the Company's shares are listed on the regulated market of Euronext Paris, the Free Shares allocated under the 2026 Free Share Plan may not be transferred during the “black-out” periods set forth in Article L. 22-10-59 II of the French Commercial Code, i.e., as currently provided:

-	within the thirty (30) calendar days prior to the announcement of an interim or annual financial report that the Company is required to publish;

-
by members of the Board of Directors, Supervisory Board, or Executive Board, by the Chief Executive Officer or Deputy Chief Executive Officer, and by employees having knowledge of inside information, within the meaning of Article 7 of Regulation (EU) No. 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse (Market Abuse Regulation), which has not been made public.

9.

7.2.	Special cases

Notwithstanding the provisions of the second paragraph of Article 7.1 above:

a)
the Free Shares allocated to the Beneficiaries referred to in Article 6.3 above or to the heirs of a deceased Beneficiary referred to in Article 6.4 above will be freely transferable as from their definitive acquisition in accordance with Article 6.3 or 6.4, as the case may be, and

b)
the Executive Board may, at its sole discretion but with the prior approval of the Supervisory Board, at any time during the Holding Period, decide to waive for a concerned Beneficiary the Holding Period in respect of a sufficient number of Free Shares so that the concerned Beneficiary can use the proceeds from the sale of such Free Shares to pay the taxes directly related to the final acquisition of the Free Shares granted to him or her; it being however specified that under no circumstances shall this waiver result in an Acquisition Period and, where applicable, a Holding Period of less than 2 years.

8.	Characteristics and entitlement to dividends

The Shares definitively acquired at the end of the Acquisition Period will be, at the Company’s choice, new ordinary shares to be issued by the Company or existing ordinary shares bought-back by the Company.

The acquired Shares shall be subject to all the provisions of the Bylaws as from the Acquisition Date.

The acquired Shares shall be assimilated to the Company’s existing ordinary Shares and shall benefit from the same rights as from the Acquisition Date.

In accordance with the provisions of Article L. 225-197-1, I of the French Commercial Code, the Supervisory Board has decided that, if the Beneficiary is a corporate officer of the Company (member of the Executive Board), he or she is required to hold 10% of the Shares in pure registered form until he or she ceases to be a corporate officer of the Company.

9.	Terms of delivery and holding of Shares

At the end of an Acquisition Period, the Company will deliver to the Beneficiaries the Free Shares allocated under the 2026 Free Share Plan, subject to the conditions set out in Articles 5 and 6 above being satisfied.

If an Acquisition Date is not a business day, delivery of the Shares will take place on the first business day following the end of the relevant Acquisition Period.

During the Holding Period, if applicable, the Free Shares acquired under the 2026 Free Share Plan will be automatically registered with CM-CIC Titres in an account opened in the name of the concerned Beneficiary, indicating this unavailability until the end of the Holding Period (if applicable).

10.

At the end of any Holding Period (or of the Acquisition Period if there is no Holding Period), for so long as the Shares are listed on the regulated market of Euronext Paris, the Free Shares acquired must be registered with CM-CIC Titres until they are sold, in particular to ensure that the concerned Beneficiary complies with the obligations set out in the last paragraph of article 7.1 above. Consequently, the 2026 Free Share Plan does not authorize the conversion of the Free Shares allotted into bearer or administered registered shares.

In the event that it is required to pay taxes, social security contributions or other duties in the name and on behalf of a Beneficiary following the Allocation of Free Shares under the 2026 Free Share Plan, the Company or any of its Group companies reserves the right to defer or prohibit the delivery of Shares on the Acquisition Date until the relevant Beneficiary has reimbursed the Company or the relevant Group company for the amount of such taxes, social security contributions or other duties.

10.	Interim transactions

In the event of an exchange of Shares, without equalization payment (soulte), resulting from a merger or spin-off of the Company carried out in accordance with applicable regulations during an Acquisition Period or a Holding Period, if any, the parties receiving Shares from the Company as part of the said transaction shall substitute to the Company for the purposes of the Free Shares allocated under the 2026 Free Share Plan, and, in particular, in order to enable compliance with the terms of the Acquisition Period and, where applicable, the Holding Period, which shall apply, for the remaining terms, to the rights and shares granted to the Beneficiaries by the said parties receiving Shares from the Company in accordance with Article L. 225-197-1 III of the French commercial code.

In addition, the provisions of the preceding paragraph will apply mutatis mutandis in the event of an exchange of Shares resulting from a public offering, split or reverse split of the Shares occurring during the Holding Period (if applicable) and carried out in accordance with applicable regulations.

11.	Adjustment

Should the Company carry out, during an Acquisition Period, a capital redemption or reduction, a change in the allocation of profits among its shareholders, an allocation of free Shares to all shareholders, a capitalization of reserves, profits or issuance premiums, a distribution of reserves or an issue of equity securities or securities giving right to the allocation of equity securities with preferential subscription rights reserved to the shareholders, the maximum number of Shares allocated under the 2026 Free Share Plan may be adjusted to take account of the impact of such a transaction by applying mutatis mutandis the adjustment procedures provided for by law for beneficiaries of stock options.

Each Beneficiary will be informed of the practical terms of the adjustment and its consequences for the Free Shares allocated to him/her under the 2026 Free Share Plan, it being specified that the additional Free Shares allocated to him/her for the purposes of this adjustment will be governed by the 2026 Free Share Plan.

11.

12.	Changes to the 2026 Free Share Plan

12.1.	Principle

The 2026 Free Share Plan may be modified at any time by the Executive Board, it being specified that the amendments shall be subject to the written consent of the Beneficiaries if it results in a decrease in the rights of said Beneficiaries.

If modifications are decided during an Acquisition Period, the modified stipulations will apply to the concerned Beneficiaries of the Shares as from the date of the Executive Board’s decision to modify the 2026 Free Share Plan or, as the case may be, the written agreement of the concerned Beneficiaries.

12.2.	Notification of changes

The Beneficiaries will be notified of any changes to the 2026 Free Share Plan by any written means, including by letter, fax or e-mail.

13.	Tax and social security

The Beneficiary shall bear all taxes and other costs payable under applicable law in respect of the Free Shares allocated to him/her under the 2026 Free Share Plan, payment of such taxes or costs to be made on the due date of such taxes or costs.

Each Beneficiary will be solely responsible for his or her reporting obligations in respect of the Free Shares allocated to him or her under the 2026 Free Share Plan.

14.	Miscellaneous provisions

14.1.	Rights of the Beneficiary as an employee or corporate officer

Neither the 2026 Free Share Plan nor any other right granted to a Beneficiary in connection with the Allocation of Free Shares may have the effect of conferring on such Beneficiary any right whatsoever relating to the continuation of his or her employment contract or corporate office binding him or her, as the case may be, to the Company or any of its Group companies, or limit the right of the Company or any of its Group companies, at any time, to terminate, with or without cause, or modify the terms and conditions of the Beneficiary's employment contract or corporate office.

12.

14.2.	Clawback policy

Any Allocation Notice may reference the Company's Clawback Recovery Policy adopted in 2023 in accordance with Section 10D of the Exchange Act, SEC rules and Nasdaq listing rules, or any other Company clawback policy, and thereby make awards evidenced by such Allocation Notice subject to its terms, or the Allocation Notice may provide for the cancellation or forfeiture and repayment to us of any award (including any shares issued under an award) or gain related to an award, or other provisions intended to have a similar effect, upon such terms and conditions as may be determined by the administrator of the 2026 Free Share Plan from time to time, or as required by applicable law or any applicable rules or regulations promulgated by the SEC or any national securities exchange or national securities association on which the Company's shares are then traded.

14.3.	Applicable law – Jurisdiction

The 2026 Free Share Plan is governed by and construed in accordance with French law. The courts of the place of the Company's registered office shall have exclusive jurisdiction over any dispute relating to the 2026 Free Share Plan.

14.4.	Dispositions applicable to a Beneficiary located outside France

In order to facilitate compliance of the 2026 Free Share Plan with the laws of countries other than France, the Executive Board may (i) establish sub-plans and modify the terms and conditions of the Allocations as well as the procedures and rules applicable to such Allocations for Beneficiaries residing and/or providing services outside France and in particular territories, and (ii) take any action, before or after completion of the Allocation, that it deems desirable to obtain the agreement of or comply with the requests of any local government regulatory authority or obtain any necessary exemptions. Without limiting the generality of the foregoing, the Executive Board may adopt rules, procedures and sub-plans containing provisions which (a) limit or modify the conditions of eligibility for an Allocation under the 2026 Free Share Plan or the rights exercisable in the event of death, Disability, retirement, cessation of functions or Change of Control, and (b) permit the payment of income or capital gains tax, social security charges, social security contributions, withholding taxes relating to the ownership of Shares, which may vary according to the rules in force in each country.

Acceptance of the 2026 Free Share Plan :

Mr./Ms.______________________________________declares that he/she has perused all of the above provisions of the 2026 Free Share Plan and expressly acknowledges that said provisions are applicable and enforceable against him/her.

Done at
On

Signature:	and initial on each page

13.

Exhibit 1

Template of Allocation Notice

[Nanobiotix letterhead].

[Last name, first name] the "Beneficiary")
[personal address]	On [__0__] 2026

Registered letter with acknowledgement of receipt / hand-delivered letter

[Madame/Monsieur],

We have the pleasure to inform you that, as authorized by the combined shareholders’ meeting of the Company held on May 19, 2025, the executive board (the “Executive Board”) of Nanobiotix, a société anonyme with an executive board and a supervisory board, whose registered office is located at 60, rue de Wattignies, 75012 Paris, France and whose identification number is 447 521 600 R.C.S. Paris (the “Company”), granted you on June 8, 2026 a total number of [__o__] free ordinary shares of the Company (the “Free Shares”) with a par value of EUR 0.03 each, subject to the terms and conditions set out in this letter of allocation (including its appendices) (the "Allocation Notice") and the plan approved by the Executive Board at its meeting on June 8, 2026 (the "2026 Free Share Plan"), a copy of which is attached as Appendix 1 to the Allocation Notice. Unless otherwise defined in this Allocation Notice, capitalized terms used in this Allocation Notice shall have the meaning ascribed to them in the 2026 Free Share Plan.

The Free Shares are governed by the provisions of Articles L. 225-197-1 to L. 225-197-5 of the French Commercial Code. They are not granted to you by virtue of your employment contract or your corporate office and do not constitute part of your remuneration.

In accordance with the 2026 Free Share Plan and current French regulations, the acquisition of your Free Shares will become effective and final (i.e. the Shares will be delivered to you and you will effectively own them) at the end of a period of [two (2) years] from their grant by the Executive Board, i.e. as of [__Allocation Date of Free Shares + 2 years__] 2026, provided that you are still in service within the Group as at such date [and that the following performance conditions are met:

-	[__o__].

The Executive Board shall acknowledge whether such performance conditions are met or not and will notify its decision to you by email and/or letter].

At the end of their Acquisition Period, any shares you hold must be retained for a period (known as the "Holding Period") of [one] additional year from the end of the Acquisition Period. Consequently, you undertake to hold them during this Holding Period.

[for members of the Executive Board only: In addition, in accordance with the provisions of Article L. 225-197-1 of the French Commercial Code, you will be required to hold in registered form, until you cease your duties as a member of the Executive Board, 10% of the Free Shares allocated to you by the Executive Board and definitively acquired.]

Notwithstanding anything in this Allocation Notice to the contrary, the Beneficiary acknowledges and agrees that this Allocation Notice and the award described herein (and any settlement thereof) are subject to the terms and conditions of the Company’s clawback policy (if any) as may be in effect from time to time, including specifically to implement Section 10D of the Exchange Act and any applicable rules or regulations promulgated thereunder (including applicable rules and regulations of any national securities exchange on which the shares of the Company may be traded).

The other terms and conditions of your Free Shares are further described in the 2026 Free Share Plan and in the appendices attached to the Allocation Notice.

In order to make the Allocation of your Free Shares effective, we kindly ask you to return to us no later than [__date of notification + 2 months__] a copy of (i) this Allocation Notice and (ii) the 2026 Free Share Plan duly signed by you, failing which the allocation of Free Shares to you will automatically become null and void as from that date.

Please accept, [Dear Madam/Sir], the assurances of our highest consideration.

[__o__]

Appendix 1 to the Allocation Notice

2026 Free Share Plan

Appendix 2 to the Allocation Notice

Additional terms and conditions that apply to the Free Shares

This Appendix sets out additional (or, as the case may be, different) terms and conditions that apply to the Free Shares.

1.           Non-transferability of the Free Shares. Until their Acquisition Date, the Free Shares may not be transferred in any manner other than by will or by virtue of the laws applicable to the devolution of an estate. The terms of the 2026 Free Share Plan and the Allocation Notice are binding upon the executors, administrators, heirs, successors and assigns of the Beneficiary.

2.           Tax obligations

(a)              Liability for payment of tax. The Beneficiary acknowledges that, notwithstanding any action taken by the Company or, if the Company is not the Beneficiary’s direct employer, by the Group entity that employs the Beneficiary (the "Employer"), the final liability with respect to any income or capital gains tax, social security contributions, social security charges, taxes on benefits in kind, payment on account or other tax-related expenses applicable to said Beneficiary as a result of his or her participation in the 2026 Free Share Plan (the "Tax Liabilities") are and shall remain the sole responsibility of said Beneficiary and that the amount of such Tax Liabilities may exceed that retained, as the case may be, by the Company or the Employer. The Beneficiary further acknowledges that the Company and/or the Employer (i) makes no representations, warranties or undertakings with respect to the treatment of the Tax Liabilities relating to or arising from the Free Shares, including, without limitation, the allocation of Free Shares, the acquisition of Free Shares, the lifting of any restrictions relating to the Free Shares, the subsequent sale of Shares acquired under the 2026 Free Share Plan and the payment of any dividends or other distributions in respect of the Shares and (ii) also makes no commitment to adjust the terms of the Allocation or any aspect of the Free Shares for the purpose of reducing or eliminating the Beneficiary's liability in respect of its Tax Liabilities or satisfying any particular tax situation. The Beneficiary acknowledges and accepts that the Company reserves the right to refuse to make the Shares available to the Beneficiary or to pay the proceeds of the sale of the Shares to the Beneficiary if the Beneficiary fails to comply with his or her obligations in relation to his or her Tax Liabilities.

(b)              Withholding at source. Prior to any taxable event or event giving rise to withholding tax, as the case may be, the Beneficiary agrees to make appropriate arrangements in agreement with the Company and/or the Employer for the satisfaction of the payment of all Tax Liabilities. In this respect, to the extent permitted by law, the Beneficiary authorizes the Company and/or the Employer, or their respective agents, at their sole discretion, to take the necessary measures for the purpose of satisfying the withholding tax obligations of any Tax Debts and in particular to take one (or more) of the following measures:

(i)	require the Beneficiary to pay in cash to the Company or the Employer an amount equivalent to the Tax Indebtedness in question;

(ii)	the deduction by the Company or the Employer of an amount from the Beneficiary's salary or from any other remuneration paid in cash to the Beneficiary;

(iii)
withholding from the proceeds of the sale of Company shares definitively acquired under the 2026 Free Share Plan, following either a voluntary sale or a compulsory sale organized by the Company (on behalf of the Beneficiary in accordance with this authorization without any further consent from the Beneficiary being required); and/or

(iv)	any other method permitted under the 2026 Free Share Plan and applicable law.

The payment of any withholding tax due, as the case may be, in respect of Tax Liabilities resulting from the acquisition of Free Shares may be satisfied by the Beneficiary by the payment in cash by the latter to the Company, or to the Employer, of an amount corresponding to that of the Tax Liabilities thus due.

3.            Nature of the Allocation. By accepting this Allocation, the Beneficiary acknowledges, understands and accepts that :

(a)     the 2026 Free Share Plan, established voluntarily by the Company, is discretionary in nature and may be modified, amended, suspended or terminated by the Company at any time unless otherwise provided in the 2026 Free Share Plan or in the Allocation Notice;

(b)    the Allocation of Free Shares is voluntary and one-off and is not intended to create any contractual or other right to receive Free Shares in respect of future grants or any equivalent benefit, even if Free Shares have been granted in the past;

(c)     any decision relating to the Free Shares will be taken, as the case may be, at the sole discretion of the Company;

(d)    participation in the 2026 Free Share Plan by the Beneficiary shall not have the effect of creating a right to the continuation of his or her employment contract or corporate mandate, nor of restricting the Employer's power to terminate the employment contract or corporate mandate at any time with or without cause to the extent permitted by law;

(e)     the Beneficiary voluntarily participates in the 2026 Free Share Plan;

(f)     the Free Shares and the Shares resulting from the Free Shares as well as the proceeds and value of the latter are extraordinary items and under no circumstances constitute remuneration of any kind whatsoever for any service whatsoever rendered to the Company or the Employer and which would fall outside the scope of the Beneficiary's employment contract or corporate mandate;

(g)     the Free Shares and the Shares resulting from the Free Shares, as well as the proceeds and value of the latter, do not form part of normal remuneration or salary, nor shall they be taken into account for the calculation of any compensation that may be due on the occasion of (without limitation), inter alia, a departure, resignation, termination, dismissal, end of service, bonus, long-service award, pension or similar payment, and shall not be considered as remuneration for or in connection with past services rendered to the Company or the Employer;

(h)    the Free Shares and the Company shares resulting from the Free Shares are not intended to replace pension rights or any form of remuneration;

(i)      the future value of the Company's shares resulting from the Free Shares is unknown and cannot be anticipated with certainty;

(j)     no claim for or right to compensation or damages may be made by the Beneficiary as a result of the loss of his or her right to acquire the Free Shares upon termination of his or her Presence (for whatever reason and regardless of whether such termination may subsequently be invalidated or constitute a breach of employment law or the terms of the Beneficiary's employment contract, as the case may be);

(l)     in the event of termination of the Beneficiary's Presence, the Beneficiary will lose the right to acquire his or her as yet unvested Free Shares, as the case may be, on the date on which he or she receives notification of termination, irrespective of the actual date of termination; the Company retains the right to determine at its own discretion the date on which the termination of the Beneficiary's Presence will become effective for the purposes of administering the Free Shares; In determining the length of the Beneficiary's Presence period, no account will be taken of any period of notice, or compensation paid, as the case may be, in lieu of such notice, granted or to be granted in accordance with an agreement, convention or by virtue of applicable law, such notice to be excluded from the Presence period; and

(m)   neither the Company nor any of its affiliates shall be liable for any fluctuation in the exchange rate between the Beneficiary's local currency and the U.S. dollar or any other currency that may affect the value of the Free Shares or as a result of the sale of any shares of the Company acquired under the 2026 Free Share Plan.

4.           No advice relating to the Allocation. The Company does not provide any tax, legal or financial advice or recommendations in connection with the Beneficiary’s participation in the 2026 Free Share Plan or the acquisition or sale by the Beneficiary of the shares of the Company resulting from the Free Shares.

The Beneficiary should consult his or her own tax, legal or financial advisor regarding participation in the 2026 Free Share Plan before making any decision with respect to such plan.

5.           Protection of personal data. The Company informs the Beneficiary that it will process his/her personal data for the purposes of implementing, administering and managing the Beneficiary’s participation to the 2026 Free Share Plan, including any request to transfer such Data to any other third party with whom the Beneficiary may choose to deposit his Shares received under the 2026 Free Share Plan, and to comply with all related legal obligations.

Detailed information on the processing of the Beneficiary’s personal data is provided in the Company’s Data Privacy Notice which is provided to the Beneficiary along with the 2026 Free Share Plan.

6.          Provisions specific to certain countries. If the Beneficiary is resident in a country other than France, terms and conditions specific to that country may apply to his or her Free Shares. In such cases, the Beneficiary should consult his or her own tax, legal or financial advisor.

7.          Other obligations. The Company reserves the right to impose other obligations in respect of the Free Shares and any Shares resulting from the acquisition of Free Shares, to the extent that the Company deems such obligations necessary or desirable for legal or administrative reasons. The Company further reserves the right to require the Beneficiary to sign any additional agreement or undertaking that may be necessary to implement this paragraph.

8.            Foreign exchange, tax and/or asset/account controls

The Beneficiary acknowledges that exchange control obligations relating to taxes and/or foreign assets/accounts may affect the Beneficiary’s ability to acquire or hold Shares acquired under the 2026 Free Share Plan or to dispose of cash received by virtue of participation in the 2026 Free Share Plan (including cash received from any dividends or other distributions paid in respect of the shares of the Company acquired under the 2026 Free Share Plan) deposited with an intermediary or in a bank account or with a legal entity established outside the Beneficiary's country. The Beneficiary may request that such accounts, assets, balances, values and/or related transactions be reported to the tax authorities or any other authority in the Beneficiary's country. The Beneficiary may also be obliged to repatriate the proceeds of the sale or any other funds received as a result of participation in the 2026 Free Share Plan to the Beneficiary's country to a designated bank or intermediary or within a certain period of time from receipt of the funds. The Beneficiary acknowledges that he/she is responsible for complying with the relevant legislation referred to in this paragraph.

9.         Insider trading restrictions / market abuse legislation. The Beneficiary acknowledges that he or she may be subject to restrictions under insider trading and market abuse legislation which may affect the Beneficiary's ability to acquire or dispose of his or her Shares or Free Shares during periods when he or she is considered to be in possession of "inside information" relating to the Company (as such term is defined by applicable law). Such a legal restriction is distinct from, and in addition to, that resulting from internal policies implemented or to be implemented by the Company in respect of insider trading and market abuse.

10.        Electronic communication and participation. The Company may, at its sole discretion, decide to send any documents relating to the Free Shares and participation in the 2026 Free Share Plan or to request the Beneficiary's consent to participate in the 2026 Free Share Plan by electronic means. The Beneficiary hereby agrees to receive such documents electronically and consents to participate in the 2026 Free Share Plan via an online or electronic system established and maintained by the Company or a third party designated by the Company.

11.         Waiver. The Beneficiary acknowledges that the waiver by the Company of any breach by the Beneficiary of any provision of this Allocation Notice shall not be construed as a waiver by the Company of any other provision of the Allocation Notice, nor of any subsequent breach by the Beneficiary or any other Beneficiary.

12.       Entire Agreement. The 2026 Free Share Plan forms part of this Allocation Notice. The 2026 Free Share Plan and this Allocation Notice constitute the entire agreement between the parties with respect to the matters referred to herein and supersede in their entirety any agreement or undertaking of the Company and the Beneficiary with respect to the matters referred to herein. The 2026 Free Share Plan may not be modified in a manner contrary to the interests of the Beneficiary other than by a writing signed by the Company and the Beneficiary.

13.         Applicable Law; Jurisdiction. This Allocation Notice shall be governed by and construed in accordance with French law. The courts of the place where the Company has its registered office shall have exclusive jurisdiction to hear any dispute relating to the 2026 Free Share Plan or the Allocation Notice.

Appendix 3 to the Allocation Notice

Data Privacy Notice

This document constitutes a notice under the EU General Data Protection Regulation (EU 2016/679) (the “EU GDPR”), which supplements information relating to the use of the Beneficiary’s personal data as part of the 2026 Free Share Plan (the “Notice”).

The term “Data” as used in this Notice includes Beneficiary’s name, home address and telephone number, email address, and telephone number, social insurance number, as the case may be,  passport number, salary, job title, as well as details of any shares, directorships, awards or any other equity or share rights you may hold in the Company (whether awarded, cancelled, purchased, exercised, acquired, vested, unvested, outstanding, or in the process of being acquired).

Should there be any inconsistency between the terms of this Notice and any other document relating to the Company’s use of Beneficiary’s Data, then this Notice shall prevail.

Data Controller Entity:  The Company is the Data Controller.  The Company is Nanobiotix, a société anonyme with an executive board and a supervisory board, whose registered office is located at 60, rue de Wattignies, 75012 Paris, France and whose identification number is 447 521 600 R.C.S. Paris.

Purposes and legal basis: The Company processes the Data for the purposes of implementing, administering and managing Beneficiary’s participation to the Plan relying, as a legal basis, on the performance of the Allocation Notice and 2026 Free Share Plan. The Company process the Data for the purposes of complying with its legal obligations relying, as legal basis, on the compliance with its legal obligations.

Data Retention: The Data will be retained only as long as is necessary to implement, administer and manage the Beneficiary’s participation in the 2026 Free Share Plan and for the Company to comply with its legal obligations. Some pieces of Data may be retained on an indefinite basis, as these records are part of the statutory records of the Company.

International Transfers of Data:  The Company may transfer the Data to the any company, manager of employee within the Group and third-party service providers based, outside the European Economic Area (“EEA”), in a country that has not been recognized as offering an adequate level of protection to personal data. For the purposes of transferring personal data outside the EEA, the Company has implemented appropriate safeguards to ensure the protection of Data prior to any transfer of Data. A copy of such appropriate safeguards may be obtained upon request to the Company’s legal department.

Recipients: The Company may share Data with the Employers who employ the Beneficiaries and with third parties assisting in the implementation, administration and management of the 2026 Free Share Plan.  At your instruction, the Data will be shared with a broker or other third party whom you have instructed the Company to deposit shares or other securities acquired upon the vesting of any awards under the Agreements. Data may also be shared with the Company's information technology and human resources service providers, with its legal and professional advisers and with governmental, including taxation, authorities in other jurisdictions.

The above mentioned recipients may process the Data as processors (when processing the Data on behalf and upon instructions of the Company), or as independent data controllers (when processing the Data for their own purposes, such as fulfilling their own legal obligations).

Data Subject Rights:  Beneficiaries have a number of rights under the GDPR. Depending upon the circumstances, these include the right of data portability (where the Company helps a participant move Data to someone else at the Beneficiary’s request), the right to object to and/or the right to request the limitation of the processing of the Data, the right to require the Company to update and correct the Data, the right to require erasure of the Data, the right for the Beneficiary to obtain confirmation that his/her that Data is processed by the Company and to access said Data held by the Company, the right to require the Company to cease processing it and to have the Data processed by the Company restricted, and the right to withdraw any consent that the Beneficiary might have given to the Company, where applicable, with respect to the processing of his/her Data at any time with future effect.  Beneficiary must understand, however, that the processing of his/her Data is necessary for the performance of the Plan and that if he/she does not provide Data, this may affect his/her ability to participate in the 2026 Free Share Plan.  For more information on the exercise of the above rights and in particular the consequences of a potential request for erasure or objection, please contact the Company using the contact details below. Beneficiary also has the right to provide the Company with specific instructions for the processing of his/her Data after his/her death.

Finally, Beneficiary has the right to lodge a complaint with the competent data protection supervisory authority of the EEA member state in which the Beneficiary is a resident.

Contact: For any questions concerning this Notice, or to exercise any of the GDPR rights relating to the Data, please contact the Company’s legal department at francois.chamoun@nanobiotix.com.